EXHIBIT 99.1

April 9, 2013

On April 8, 2013, the Company received a statement of claim filed by one of the shareholders of Bezeq The Israel Telecommunications Corp Ltd. ("Bezeq") against the Company and against Bezeq (the "Claim"). The Claim was filed with the Tel Aviv District Court.

The relief sought in the Claim is for the Court to declare that the Company has a personal interest in the distribution of the dividend up for approval of the next General Meeting of Bezeq, and that Bezeq should publish information and documents and summon economic experts whose opinions were published by Bezeq in its Notice of Convening the Meeting, in preparation for the General Meeting.

From an initial review of the Statement of Claim, the Company and Bezeq believe that they acted and continue to act lawfully, including leading up to the upcoming General Meeting, and they shall present their positions in the competent courts.